UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

Whole Foods Market, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

966837106

(CUSIP Number)

Jennifer Bellah Maguire Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2012

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966837106	Schedule 13D/A	Page 2 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,177,218 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,177,218 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,177,218 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

1.2% beneficial ownership of the voting stock based on the 184,667,400 shares of Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q for the period ended July 1, 2012

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 3 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,177,218 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,177,218 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,177,218 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

1.2% beneficial ownership of the voting stock based on the 184,667,400 shares of Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q for the period ended July 1, 2012

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 4 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Thyme Coinvest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,177,218 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,177,218 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,177,218 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

1.2% beneficial ownership of the voting stock based on the 184,667,400 shares of Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q for the period ended July 1, 2012

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 5 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,177,218 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,177,218 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,177,218 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

1.2% beneficial ownership of the voting stock based on the 184,667,400 shares of Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q for the period ended July 1, 2012

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 6 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,177,218 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,177,218 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,177,218 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

1.2% beneficial ownership of the voting stock based on the 184,667,400 shares of Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q for the period ended July 1, 2012

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 7 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,177,218 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,177,218 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,177,218 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

1.2% beneficial ownership of the voting stock based on the 184,667,400 shares of Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q for the period ended July 1, 2012

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 8 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,177,218 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,177,218 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,177,218 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

1.2% beneficial ownership of the voting stock based on the 184,667,400 shares of Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q for the period ended July 1, 2012

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 966837106	Schedule 13D/A	Page 9 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 451,392
	(8)	Shared Voting Power 2,177,218 shares of Common Stock
	(9)	Sole Dispositive Power 451,392
	(10)	Shared Dispositive Power 2,177,218 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,628,610 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

1.4% beneficial ownership of the voting stock based on the 184,667,400 shares of Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q for the period ended July 1, 2012

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 10 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 151,154
	(8)	Shared Voting Power 2,177,218 shares of Common Stock
	(9)	Sole Dispositive Power 151,154
	(10)	Shared Dispositive Power 2,177,218 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,328,372 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

1.3% beneficial ownership of the voting stock based on the 184,667,400 shares of Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q for the period ended July 1, 2012

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 11 of 14 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 13 to Schedule 13D (this “Amendment”) relates to shares of common stock, no par value (the “Common Stock”), of Whole Foods Market, Inc., a Texas corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 550 Bowie Street, Austin, Texas 78703.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	GEI V is the record owner of 1,030,297 shares of Common Stock as of the date of this statement. GEI Side V is the record owner of 1,063,628 shares of Common Stock as of the date of this statement. Thyme is the record owner of 82,153 shares of Common Stock as of the date of this statement. LGP is the record owner of 1,140 restricted shares of Common Stock as of the date of this statement. Mr. Seiffer holds, directly or indirectly, an aggregate of 151,154 shares of Common Stock as of the date of this statement. Mr. Sokoloff holds, directly or indirectly, an aggregate of 451,392 shares of Common Stock as of the date of this statement.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

On November 19, 2012, GEI V and GEI Side V issued instructions to their transfer agent requesting the immediate distribution of 7,457,401 and 1,482,408 shares of Common Stock, respectively, to certain limited partners of GEI V and GEI Side V, pro rata in accordance with such limited partners’ respective partnership interests in GEI V and GEI Side V (the “Distribution”). Certain of the limited partners of GEI V and GEI Side V have elected to receive cash in lieu of in-kind distributions (the “Electing Partners”). Therefore, immediately after giving effect to the Distribution, GEI V and GEI Side V will hold 1,030,297 and 1,063,628 shares of Common Stock, respectively, for the benefit of the Electing Partners (the “Retained Shares”), to be sold on behalf of the Electing Partners. GEI V and GEI Side V expect to dispose of the Retained Shares on behalf of the Electing Partners through a series of sales transactions on the open market, which may include block trades or sales at the market. Thyme intends to issue instructions to its transfer agent requesting the immediate distribution of all of its shares of Common Stock to its members, pro rata in accordance with their respective membership interests in Thyme. As of the date hereof, the Reporting Persons disclaim beneficial ownership of the Retained Shares for all purposes.

CUSIP No. 966837106	Schedule 13D/A	Page 12 of 14 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	2,177,218	2,177,218	1.2%
GEI Side V	0	2,177,218	2,177,218	1.2%
Thyme	0	2,177,218	2,177,218	1.2%
Jonathan D. Sokoloff	451,392	2,177,218	2,628,610	1.4%
Jonathan A. Seiffer	151,154	2,177,218	2,328,372	1.3%
Other Reporting Persons	0	2,177,218	2,177,218	1.2%

(c)	Except as described in Item 4, the Reporting Persons have not effected any transactions in the Common Stock since the previously filed amendment to Schedule 13D.

(d)	Not applicable.

(e)	As a result of the transactions described in Item 4, as of November 19, 2012, the Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 4, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the Common Stock.

CUSIP No. 966837106	Schedule 13D/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete, and correct.

Dated as of November 20, 2012

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Thyme Coinvest, LLC
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President and Managing Partner

GEI Capital V, LLC

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Green V Holdings, LLC

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

CUSIP No. 966837106	Schedule 13D/A	Page 14 of 14 Pages

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

LGP Management, Inc.

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan A. Seiffer

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Peter J. Nolan	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Michael J. Connolly	Senior Vice President
Todd M. Purdy	Senior Vice President
Michael S. Solomon	Senior Vice President
Michael Gennaro	Chief Operating Officer and Secretary
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Lily W. Chang	Vice President – Procurement
Lance J.T. Schumacher	Vice President – Tax
Usama N. Cortas	Principal
J. Kristofer Galashan	Principal
Alyse M. Wagner	Principal
Michael J. Kirton	Vice President
Oliver U. Nordlinger	Vice President
Adam T. Levyn	Vice President
John J. Yoon	Vice President